Filed by Veeco Instruments Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Veeco Instruments Inc.

Commission File No.: 000-16244

This filing relates to the proposed combination of Veeco Instruments Inc., a Delaware corporation (“Veeco”) and Axcelis Technologies, Inc., a Delaware corporation (“Axcelis”) in an all-stock merger (the “Merger”).

This filing contains the following communications by Veeco on October 1, 2025, related to the Merger:

1.	Employee Letter, dated as of October 1, 2025.
2.	Employee FAQ, dated as of October 1, 2025.
3.	Joint Investor Presentation, dated as of October 1, 2025.
4.	Script of Investor Conference Call, dated as of October 1, 2025.
5.	Social Media Post, dated as of October 1, 2025.
6.	Social Media Post, dated as of October 1, 2025.
7.	Infographic, dated as of as of October 1, 2025.

1.	The following is an all-employee email from Bill Miller to the employees of Veeco, sent on October 1, 2025.

From: Bill Miller, CEO of Veeco

Subject: Creating a Leading Semiconductor Equipment Company with Axcelis

Veeco United Colleagues:

Today, I am pleased to share exciting news about the future of our company. This morning, we announced that Veeco and Axcelis will combine to create a leading semiconductor equipment company. You can read the press release with additional details here: https://ir.veeco.com/news-and-events/news-details/2025/Axcelis-Technologies-and-Veeco-Instruments-to-Combine-Creating-a-Leading-Semiconductor-Equipment-Company-2025-ueyd_cjQXq/

Veeco + Axcelis: Creating a Stronger Global Semiconductor Equipment Company

Headquartered in Beverly, Massachusetts, Axcelis is a global leader in ion implantation systems, delivering high-productivity solutions to the semiconductor industry for over 45 years. Axcelis, like Veeco, has long been a respected force in our industry. By bringing together our complementary expertise and cultures, the combined company will accelerate innovation, address critical challenges and deliver even greater value to our customers.

Together, we’ll achieve meaningful scale with access to greater resources, enabling us to better compete throughout the global semiconductor equipment value chain. We’ll provide our combined customer base with a more complete and highly differentiated system of capabilities through the full lifecycle of semiconductor manufacturing – with a product portfolio spanning ion implantation, laser annealing, ion beam deposition (IBD), wet processing, advanced packaging lithography, MOCVD, and more.

Following completion of the transaction, I will serve as a member of the Board of Directors and Chair of the Technology Committee, and Dr. Russell Low, Axcelis’ current CEO, will serve as Chief Executive Officer of the combined company (which will assume a new name and stock symbol). You may know that Russell served as site leader and formerly led engineering for our St. Paul MBE business and then moved to lead engineering for our MOCVD business in Somerset. He is therefore intimately familiar with the quality of our Veeco United team and the value we can add. The combined company will have its headquarters in Beverly, MA.

What This Means for You + Next Steps

Today’s announcement has no impact on day-to-day operations for either company, and it’s critical that we all stay focused on supporting our customers. Veeco and Axcelis will remain independent companies until the transaction closes, which we expect to occur in the second half of 2026, subject to obtaining various approvals.

A team of Veeco United colleagues will partner with Axcelis to develop integration plans that bring our companies together in a thoughtful and coordinated way. I believe this combination will create exciting opportunities for our teams and our customers worldwide, bringing together two exceptional groups of employees whose combined expertise is critical to our joint future growth and success.

I understand that this announcement may raise questions for you, and we’re committed to keeping you informed and answering the questions we can. Accordingly, you’ll find a list of FAQs attached. You’ll also receive an invite for two special MillerTime Live meetings today at 11:00 AM ET and 8:00 PM ET, where I’ll share more about what to expect in the coming months. Russell and I will also begin visiting our U.S. sites, where you’ll have the opportunity to hear from us directly and ask any additional questions.

Today’s announcement will likely generate increased interest in Veeco. Consistent with company policy, please forward all external media inquiries to Brenden Wright at bwright@veeco.com and investor relations inquiries to Alex Delacroix at adelacroix@veeco.com.

On behalf of our Board of Directors and our Veeco ELT, I want to thank you for your continued dedication and commitment to Veeco. It’s because of you that we’re ready to take on this next chapter, creating a new leader in semiconductor capital equipment. I am very excited about the future we’re building together with Axcelis.

Best,

Bill

CEO

Veeco

2.	The following is the FAQ shared with employees of Veeco on October 1, 2025 relating to the Merger.

1.	Who is Axcelis?

•	Headquartered in Beverly, Massachusetts, Axcelis is a global leader in ion implantation systems that has been delivering high-productivity solutions for the semiconductor industry for more than 45 years.

•	The company has built a strong reputation for innovation, reliability, and fostering strong customer relationships, with a shared focus on enabling customer success.

2.	Why are we combining with Axcelis?

•	This merger brings together two strong businesses with complementary capabilities and cultures to create the fourth largest U.S. wafer fabrication equipment supplier by revenue.

•	Together, we will have an expanded product portfolio and robust R&D innovation engine, enabling greater technology synergies and customer solutions.

•	We also expect the combination will unlock new growth opportunities for our company and team members.

•	With Axcelis, we can achieve meaningful scale and resources to better compete throughout the global semiconductor equipment value chain.

3.	What does this merger mean for Veeco employees?

•	As a combined company, we will be better positioned to serve our teams, customers and business partners.

•	The merger brings together an exceptional group of employees whose combined expertise will be critical to our future growth and success.

•	You should expect no impact on day-to-day operations, and, until the merger is completed, it remains business as usual for all of us at Veeco.

•	At the core of Veeco’s success is our people, and we are confident this merger will create new career opportunities for employees while we accelerate innovation to better serve our customers.

•	Your continued focus on quality and customer support remains essential as we work toward completing this transaction.

4.	How do the cultures of our companies compare?

•	Veeco’s Vision, Mission and Core Values align closely with the culture of Axcelis. Both companies share a commitment to technological leadership, customer success, and operational excellence.

•	Each has a strong track record of innovation and excellence, which we believe will form a solid foundation for the combined company’s culture.

5.	Will there be layoffs?

•	As with any merger of this nature, there will be some overlap in some functions.

•	The integration planning team – comprising leaders from both Veeco and Axcelis – will carefully evaluate the necessary resources for the combined business and will take the utmost care in making those determinations.

•	Please remember that this announcement is the first step in this process, and there have been no final decisions made about employees. We are committed to handling any future changes with thoughtfulness, transparency, and respect.

6.	Does this announcement impact compensation and benefits?

•	There are no planned changes to compensation or benefits as a result of the announcement.

•	A team of employees from both companies will work together to develop integration plans for bringing the companies together.

•	That work will include a thoughtful review of both companies compensation and benefits approaches, with the goal of adopting best practices from both companies.

7.	Who will lead the combined company? How was the leadership structure decided?

•	The leadership structure, including the CEO and CFO roles, was decided jointly between each company’s board and senior leadership.

•	Dr. Russell Low, Axcelis CEO, will become the CEO of the combined company.

•	Dr. Bill Miller, Veeco’s CEO, will join the Board of Directors and will become the Chairperson of the Technology Committee.

•	Thomas St. Dennis, who currently sits on the Board of Directors for both Veeco and Axcelis, will become the Chairman of the Board of the combined company.

•	Jamie Coogan, Axcelis’s CFO, will become CFO of the combined company.

8.	After the merger closes, where will the combined company be headquartered? What about other facilities?

•	Axcelis’ headquarters in Beverly, MA – a 500,000 square foot facility encompassing labs, manufacturing, and production capabilities – will serve as the combined company’s headquarters post-closing.

9.	What will the new company be called?

•	The combined company will have a new name, stock ticker and brand to be determined between now and closing.

10.	What are the plans to integrate the two companies?

•	A dedicated integration team, comprising leaders from both Veeco and Axcelis, will collaborate to ensure a coordinated transition.

•	The focus will be on delivering on our respective business plans, maintaining business continuity, supporting employees, and delivering for customers throughout the process.

11.	When will we know the new organizational structure of the combined company?

•	Discussions regarding the structure of the new organization have only recently begun, and they will be part of our overall integration planning.

•	We will keep you apprised of those decisions as we proceed with the integration process.

12.	Will there be any changes to Veeco manufacturing facilities or other operating locations?

•	Discussions regarding the structure of the new organization have only recently begun and will be part of our overall integration planning.

13.	How will this merger benefit our customers?

•	This merger will provide significant benefits for our customers.

•	Combining Veeco’s process equipment technologies with Axcelis’ ion implantation systems will provide customers with access to a broader set of solutions across the semiconductor value chain.

•	Together, we will be well-positioned to serve large and growing end markets poised to benefit from significant secular tailwinds, while also creating exciting career opportunities and accelerating next-generation innovation for our customers.

14.	What should we say if contacted by customers, partners or other third parties about the merger?

•	If asked, please reiterate to customers that it remains business as usual for all of us at Veeco, they should expect no impact on day-to-day operations, and we are focused on delivering on our business plan.

•	While we are excited about this merger, this announcement is just the first step toward bringing our companies together.

•	Our focus on delivering for our valued customers remains unchanged, and this merger will enable us to provide a comprehensive and differentiated system of capabilities throughout the full lifecycle of semiconductor manufacturing.

15.	What happens next?

•	This announcement is just the first step in bringing our two companies together.

•	We expect the transaction to close in the second half of 2026, subject to the approval of shareholders of both Veeco and Axcelis and other closing conditions.

•	We will keep you updated and informed as decisions are made throughout the process.

16.	Who can I contact if I have more questions?

•	If you have any additional questions, please do not hesitate to contact your manager or HR Partner.

•	Consistent with company policy, please forward all external media inquiries to Brenden Wright at bwright@veeco.com and investor relations inquiries to Alex Delacroix at adelacroix@veeco.com.

3.	The following is a joint investor presentation issued by Veeco and Axcelis on October 1, 2025 relating to the Merger.

Combining to Create an Industry Leading Semiconductor Equipment Company Oct 1, 2025

2 Disclaimer This presentation is for informational purposes only and may not be used for any other purposes. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential merger between Axcelis Technologies, Inc. (“Axcelis”) and Veeco Instruments Inc. (“Veeco” and, together with Axcelis, “we” or “us”) and the related transactions (the “proposed transaction”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of Axcelis and Veeco. By your acceptance of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Certain information included herein describes or assumes the expected terms that will be included in the agreements to be entered into by the parties to the proposed transaction. Such agreements are under negotiation and subject to change. The consummation of the proposed transaction is also subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the proposed transaction will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by Axcelis and Veeco in their joint and absolute discretion. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and you must make your own investment decision and perform your own independent investigation and analysis of an investment in the combined company. To the fullest extent permitted by law, in no circumstances will Axcelis, Veeco or any of their respective affiliates, officers, directors, employees, representatives, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. No representation or warranty, express or implied, is being made by Axcelis, Veeco, any of their respective affiliates or any of their respective directors, officers, employees, shareholders or representatives as to the accuracy, fairness, adequacy or completeness of the information contained herein, or any data it generates, or that any transaction has been or may be effected on the terms or in the manner stated or implied by this presentation, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any, and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources, as well as Axcelis’ and/or Veeco’s own respective internal estimates and research. The use of such information does not imply that Axcelis or Veeco has independently verified, will verify or necessarily agree with any of such information or assumptions. In addition, while we believe our respective internal estimates and research are reliable, such research has not been verified by any independent source. To the fullest extent under applicable law, Axcelis, Veeco and their respective affiliates, officers, directors, employees, representatives, advisors and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom. Axcelis or Veeco own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of other parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Axcelis or Veeco, or an endorsement or sponsorship by or of Axcelis or Veeco. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but such references are not intended to indicate, in any way, that Axcelis or Veeco will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Except where otherwise indicated herein, this presentation speaks as of the date hereof. Under no circumstances should the delivery of this presentation imply that any information or analyses included in this presentation would be the same if made as of any other date or create any duty to update or supplement any information provided in this presentation. In all cases, interested parties should conduct their own investigation and analysis of Axcelis, Veeco and the information contained in this presentation. NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE PROPOSED TRANSACTION, ANY SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Additional Information About the Potential Transaction and Where to Find It In connection with the proposed transaction, Axcelis and Veeco intend to prepare, and Axcelis intends to file with the SEC, a registration statement on Form S-4 that will include a joint proxy statement/prospectus with respect to shares of Axcelis’ common stock to be issued in the transaction (the “joint proxy statement/prospectus”). Each of Axcelis and Veeco may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that Axcelis or Veeco may file with or furnish to the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Axcelis and Veeco. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about Axcelis, Veeco and the proposed transaction, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with or furnished to the SEC by Axcelis will be available free of charge on Axcelis’ website at investor.axcelis.com or by contacting Axcelis’ Investor Relations department by email at investor-relations@axcelis.com. Copies of the documents filed with or furnished to the SEC by Veeco will be available free of charge on Veeco’s website at ir.veeco.com or by contacting Veeco’s Investor Relations department by email at Investorrelations@veeco.com. Participants in the Solicitation Axcelis, Veeco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Axcelis, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Axcelis’ proxy statement for its 2025 annual meeting of stockholders, which was filed with or furnished to the SEC on March 31, 2025. Information about the directors and executive officers of Veeco, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Veeco’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 20, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

3 Disclaimer No Offer or Solicitation This document is not intended to and shall not constitute an offer to purchase or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements Certain statements included in this document, and any related oral statements, that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Statements in this document other than historical facts, such as statements pertaining to: (i) future industry demand for semiconductors and wafer fabrication equipment; (ii) future development of regulatory landscape; (iii) Axcelis’ or Veeco’s market position for the future; (iv) forecasts of financial measures for future periods; (v) long-term financial targets and underlying assumptions; (vi) the future investment plan for research and development, technology and infrastructure; (vii) future shareholder returns; and (viii) potential synergies or other benefits of a potential transaction between Axcelis and Veeco, are forward-looking statements. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance (often but not always using phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “budget,” “scheduled,” “forecasts,” “estimates,” “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could,” “would,” “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. These forward-looking statements are based on current information and assumptions and involve a number of risks and uncertainties, including relating to obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the proposed transaction, the expected timing of the proposed transaction and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or to complete the proposed transaction on anticipated terms and timing; negative effects of the announcement of the proposed transaction; risks that the businesses will not be integrated successfully or that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the proposed transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the proposed transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the proposed transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on Axcelis’, Veeco’s or the combined company’s relationships with suppliers, customers, employees and regulators; and demand for the combined company’s products. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to: economic, political and social conditions in the countries in which Axcelis and Veeco, their respective customers and suppliers operate; disruption to Axcelis’ and Veeco’s respective manufacturing facilities or other operations, or the operations of Axcelis’ and Veeco’s respective customers and suppliers, due to natural catastrophic events, health epidemics or terrorism; ongoing changes in the technology industry, and the semiconductor industry in particular, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; Axcelis’, Veeco’s and the combined company’s ability to timely develop new technologies and products that successfully anticipate or address changes in the semiconductor industry; Axcelis’, Veeco’s and the combined company’s ability to maintain their respective technology advantage and protect their respective proprietary rights; Axcelis’, Veeco’s and the combined company’s ability to compete with new products introduced by their respective competitors; Axcelis’, Veeco’s and the combined company’s ability or the ability of their respective customers to obtain U.S. export control licenses for the sale of certain products or provision of certain services to customers in China. For other factors that may cause actual results to differ materially from those projected and anticipated in forward-looking statements in this document, please refer to Axcelis’ most recent Annual Report on Form 10-K and Veeco's most recent Annual Report on Form 10-K, and other subsequent filings with the SEC made by Axcelis and/or Veeco. Unless required by law, we assume no obligation to, and do not currently intend to, update these forward-looking statements. Use of Projections This presentation contains projected financial and operational information with respect to Axcelis, Veeco and the combined company. Such projected financial and operational information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial and operational information. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Non-GAAP Financial Measures This presentation also includes references to financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). These non-GAAP financial measures include, but are not limited to, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP income tax provision, Adjusted EBITDA, non-GAAP net income, and non-GAAP diluted earnings per share, and reflect adjustments for the impact of share-based compensation expenses and certain items related to restructuring and severance charges and any associated adjustments. Any non-GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation or as an alternative to financial statements prepared in accordance with GAAP and are subject to significant inherent limitations. We believe these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to the combined company's expected financial condition and results of operations. The non-GAAP measures presented herein may not be comparable to similar non-GAAP measures presented by other companies. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income items are excluded or included in determining these non-GAAP financial measures. A reconciliation of non-GAAP financial measures used in this presentation to the most directly comparable GAAP financial measures is included in the Appendix.

4 Russell Low, PhD President & CEO James Coogan EVP & CFO Bill Miller, PhD President & CEO John Kiernan SVP & CFO Today’s Speakers 4

5 EXPANDED PRODUCT PORTFOLIO COMPLEMENTARY END MARKETS ROBUST R&D AND INNOVATION ENGINE STRONG FINANCIAL PROFILE Compelling Combination with Significant Value Creation Potential Combined cash position over $900M1 and attractive FCF to accelerate returns and investment Greater R&D scale in complementary competencies to enable customer roadmaps Addressable market expansion and diversification with multiple secular tailwinds Broader range of semiconductor capital equipment serving global supply chain 1 Cash includes cash, cash equivalents, short-term investments, and long-term investments as of June 30, 2025, as reflected in the respective balance sheets of both companies.

Combining Capabilities to Create a Compelling Investment Opportunity

axcelis	Veeco
Provides fundamental steps in semiconductor device production	Plays an integral role in the fabrication and packaging of advanced semiconductor devices
Develops enabling process applications through the design, manufacture and complete life cycle support of ion implantation systems	Offers laser annealing, ion beam, metal organic chemical vapor deposition (MOCVD), single wafer etch & clean and lithography technologies

Combined Company Highlights

$1.7 billion Revenue[1]	**44%** Gross Margin[1]	**~$230 million** Combined R&D Spend[1]
$387 million Adj. EBITDA[2]	**>$900 million** Combined Cash[3]	**18%** Combined Revenue CAGR (2019-2024)

Source: Company filings
1 Based on FY 2024 actual figures
2 Represents non-GAAP figures; see Appendix for reconciliations
3 Cash includes cash, cash equivalents, short-term investments, and long-term investments as of June 30, 2025, as reflected in the respective balance sheets of both companies.

6

axcelis + Veeco

7 Creating an Industry Leading Semiconductor Equipment Company SIZEABLE AND GROWING ADDRESSABLE OPPORTUNITY Expands addressable market opportunity to $5 billion+ in growing end markets benefitting from secular tailwinds HIGHLY COMPLEMENTARY BUSINESSES Complementary and diversified product portfolio, market segments, geographic presence, customer footprint and opportunities for revenue synergies RESILIENT OPERATING PROFILE WITH ROBUST BALANCE SHEET 44% Non-GAAP gross margin1 and 22% Adjusted EBITDA margin1 with strong estimated pro forma cash of over $900 million2 TRANSACTION STRUCTURE ENHANCES VALUE CREATION POTENTIAL Provides financial flexibility to invest through cycles, return capital to shareholders and prudently evaluate inorganic growth opportunities DRIVING VALUE FOR ALL STAKEHOLDERS Provides significant benefits to customers, employees and partners of both organizations 1 2024A; Represents Non-GAAP figures; see Appendix for reconciliations 2 Cash includes cash, cash equivalents, short-term investments, and long-term investments as of June 30, 2025, as reflected in the respective balance sheets of both companies

8 Source: Investor Presentations, Yole Group, TrendFocus, Gartner and internal analysis 1 Numbers may not tie due to rounding 2 Other includes Lithography, Molecular Beam Epitaxy and Atomic Layer Deposition Well positioned within end markets that are expected to experience significant growth through 2030 driven by AI and power demand ~$2.9 billion1 2024 Expansion of Served Addressable Markets Across Technologies $2.9 $0.7 $0.6 $0.4 $0.3 $0.5 ~$5.3 billion1 2024 Ion Implantation Wet Processing Annealing MOCVD Ion Beam Other2 $0.7 $0.6 $0.4 $0.3 $0.5 ~$2.4 billion1 2024

9 Diversifies Technology Portfolio to Advance Customer Roadmaps 1 Numbers may not tie due to rounding 2 Other includes Lithography, Molecular Beam Epitaxy and Atomic Layer Deposition Ability to leverage technical competencies across organizations to accelerate innovation ~$1.7 billion1 Pro-forma 2024 revenue 77% 23% 45% 22% 15% 8% 3%2% 5% Ion Implantation Services Annealing Ion Beam Wet Processing MOCVD Other2 ~$1.0 billion1 2024 revenue 37% 20% 8% 4% 20% 11% ~$0.7 billion1 2024 revenue

10 Diversifies Regional Exposure Leveraging Respective Strengths 1 Numbers may not tie due to rounding 52% 25% 14% 10% 36% 33% 23% 9% 45% 28% 17% 9% ~$1.0 billion1 2024 revenue ~$0.7 billion1 2024 revenue ~$1.7 billion1 Pro-forma 2024 revenue China APAC excl. China US EMEA & ROW

Broad and Complementary Portfolio of Capital Equipment Solutions for Semiconductor Customers

■ Axcelis products ■ Veeco products

Front end | **Back end**

Deposition | Ion Implantation | Annealing | Lithography | Wet Processing

Product portfolio



IBD300®
Low Resistivity Metals



IBD EUV
Mask Blank Deposition and Pellicle



Purion, GSD
Ion Implantation



LSA



NSA

Low Thermal Budget Anneals



AP300®
Lithography



WaferStorm®
Flux Clean for HBM & CoWoS

Combination creates a leader in Semiconductor Equipment across Implant, Annealing and Deposition products

Note: IBD: Ion Beam Deposition | EUV: Extreme Ultraviolet | LSA: Laser Spike Annealing | NSA: Nanosecond Annealing

11

axcelis + Veeco

12 Broad and Complementary Portfolio of Capital Equipment Solutions for Compound Semiconductor Customers Silicon Carbide (SiC) Gallium Nitride (GaN) Product portfolio Combination creates a leader in Compound Semiconductor Equipment for Power Solutions across Epitaxial and Implant products IBD 300 Purion SiC Implant Deposition Ion Implantation Purion GaN Implant Deposition Ion Implantation Axcelis products Veeco products Propel 300 GaN Deposition EpiStride SiC Deposition

13 Global Expansion and Enhanced Customer Proximity U.S. COMBINED LOCATIONS Sales and Service 15 sites Manufacturing and R&D 8 sites Material Warehouse 3 sites1 ASIA COMBINED LOCATIONS Sales and Service 39 sites Manufacturing 3 sites Material Warehouse 7 sites EUROPE COMBINED LOCATIONS Sales and Service 6 sites 1 Excludes spare parts depot and customer support centers located in specific regions Bolsters global scale of world-class R&D, manufacturing and services infrastructure

14 Potential for Technology Optimization Cross Sell Opportunity Combined Ion Source and Component Expertise to Enhance IBD capabilities Complementary Strength in Compound Semi Cross Sell Opportunity Leveraging Strengths in Semi Applications and Customer Relationships Enhanced Value to Combined Customers through Access to Expanded Tool Installed Base Value Creation Opportunities Laser Annealing Ion Beam Deposition MOCVD Strength in Advanced Foundry / Logic Services / Aftermarket TECHNOLOGIES Ion Implant Ion Implant MARKETS Strength in SiC Market Strength in Memory, Mature Foundry / Logic SERVICES Services / Aftermarket CORE COMPETENCIES CORE COMPETENCIES Combination to Drive Synergies Across Technologies and Markets

15 Creating New Opportunities for All Stakeholders Stronger combined company positioned to grow through the cycles Customers Scope and scale for end-to-end support Accelerate R&D investments to drive customer roadmaps Employees Exciting opportunities for employees across a set of broader technologies, markets and a larger organization Ability to attract top talent across the globe

16 Transaction Summary Transaction and purchase price • All stock transaction, Veeco shareholders will receive 0.3575 Axcelis shares for each share of Veeco they own at close • Represents enterprise value of ~$4.4 billion based on closing share prices on Sept. 30, 2025, and outstanding debt on Jun. 30, 2025 • Estimated pro forma ownership at closing: ~58% Axcelis shareholders; ~42% Veeco shareholders Management, governance & headquarters • Russell Low and James Coogan to serve as CEO and CFO of the combined company, respectively • Combined company board will include 11 directors: – Thomas St. Dennis, who currently sits on both boards, to serve as Chairperson – 6 board members from Axcelis, including current Chair, Jorge Titinger, and CEO Russell Low – 4 board members from Veeco, including CEO Bill MiIler, who will serve as Chair of the Technology Committee • Combined company to be headquartered in Beverly, Massachusetts • Combined company will assume a new name, ticker symbol and brand following close Financial benefits • Transaction expected to be accretive to non-GAAP EPS within 12 months post-closing • Expect to realize annual run rate cost synergies of approximately $35 million within 24 months following closing, with the majority achieved within the first 12 months • Veeco’s $230 million in outstanding 2029 convertible bonds assumed by the combined company • Estimated pro forma cash, cash equivalents and marketable securities of over $900 million1 Transaction financing • No financing contingencies Expected close • Expected to close in the second half of 2026 • Subject to approval by shareholders of both Axcelis and Veeco • Subject to receipt of required regulatory approvals, and the satisfaction of other customary closing conditions 1 Cash includes cash, cash equivalents, short-term investments, and long-term investments as of June 30, 2025, as reflected in the respective balance sheets of both companies.

17 Creating One of the Best In-class Operating Profiles Expected to realize $35 million in annual run-rate cost synergies within 24 months following close 1 See Appendix for reconciliations 2 Does not include expected run rate synergies Source: Axcelis and Veeco filings, Management ($mm, FY24A) Revenue $1,018 $717 $1,735 Non-GAAP Gross profit1 $457 $310 $7682 % margin 45% 43% 44% Adjusted EBITDA $253 $134 $3872 % margin 25% 19% 22%

18 CAPITAL ALLOCATION PRIORITIES: Transaction Structure Enables Value-creative Capital Allocation Organic Growth 18 Inorganic Growth / M&A Axcelis and Veeco anticipate that, following the closing of the transaction, the combined company would execute a share repurchase program Capital Return

19 Creating an Industry Leading Semiconductor Equipment Company SIZEABLE AND GROWING ADDRESSABLE OPPORTUNITY Expands addressable market opportunity to $5 billion+ in growing end markets benefitting from secular tailwinds HIGHLY COMPLEMENTARY BUSINESSES Complementary and diversified product portfolio, market segments, geographic presence, customer footprint and opportunities for revenue synergies RESILIENT OPERATING PROFILE WITH ROBUST BALANCE SHEET 44% Non-GAAP gross margin1 and 22% Adjusted EBITDA margin1 with strong estimated pro forma cash of over $900 million2 TRANSACTION STRUCTURE ENHANCES VALUE CREATION POTENTIAL Provides financial flexibility to invest through cycles, return capital to shareholders and prudently evaluate inorganic growth opportunities DRIVING VALUE FOR ALL STAKEHOLDERS Provides significant benefits to customers, employees and partners of both organizations 1 2024A; Represents Non-GAAP figures; see Appendix for reconciliations 2 Cash includes cash, cash equivalents, short-term investments, and long-term investments as of June 30, 2025, as reflected in the respective balance sheets of both companies

20 Appendix

Axcelis Technologies Inc.
Schedule Reconciling Selected Non-GAAP Financial Measures – **Fiscal Year 2024**
(in thousands, except per share amounts)

	Q1'24	Q2'24	Q3'24	Q4'24	FY 2024
Revenue	$ 252,372	$ 256,512	$ 256,564	$ 252,417	$ 1,017,865
Gross Profit	$ 116,051	$ 112,409	$ 109,970	$ 116,223	$ 454,654
Restructuring[1]	-	876	-	256	1,132
Stock-based compensation	290	462	354	399	1,505
Non-GAAP Gross Profit	$ 116,341	$ 113,747	$ 110,324	$ 116,878	$ 457,291
Non-GAAP Gross Margin	46.1%	44.3%	43.0%	46.3%	44.9%
Operating Expense	$ 59,512	$ 59,599	$ 63,057	$ 61,692	$ 243,860
Bad debt expense	459	-	(3,443)	(3)	(2,987)
Restructuring[1]	-	(552)	-	(862)	(1,414)
Stock-based compensation	(4,400)	(5,007)	(5,058)	(4,981)	(19,446)
Non-GAAP Operating Expense	$ 55,571	$ 54,040	$ 54,556	$ 55,846	$ 220,013
Operating Income	$ 56,539	$ 52,810	$ 46,913	$ 54,531	$ 210,794
Bad debt expense	(459)	-	3,443	3	2,987
Restructuring[1]	-	1,428	-	1,118	2,546
Stock-based compensation	4,690	5,469	5,412	5,380	20,951
Non-GAAP Operating Income	$ 60,770	$ 59,707	$ 55,768	$ 61,032	$ 237,278
Non-GAAP Operating Margin	24.1%	23.3%	21.7%	24.2%	23.3%
Income tax provision	$ 7,404	$ 6,399	$ 6,789	$ 8,689	$ 29,282
Tax impact of non-GAAP adjustments[2]	592	966	1,240	910	3,708
Non-GAAP Income tax provision	$ 7,996	$ 7,365	$ 8,029	$ 9,599	$ 32,990
Net Income	$ 51,595	$ 50,866	$ 48,576	$ 49,956	$ 200,992
Bad debt expense	(459)	-	3,443	3	2,987
Restructuring[1]	-	1,428	-	1,118	2,547
Stock-based compensation	4,690	5,469	5,412	5,380	20,951
Tax impact of non-GAAP adjustments[2]	(592)	(966)	(1,240)	(910)	(3,708)
Non-GAAP Net Income	$ 55,234	$ 56,797	$ 56,191	$ 55,547	$ 223,769
Diluted earnings per share	$ 1.57	$ 1.55	$ 1.49	$ 1.54	$ 6.15
Bad debt expense	(0.01)	-	0.11	0.00	$ 0.10
Restructuring[1]	-	0.04	-	0.03	$ 0.07
Stock-based compensation	0.14	0.17	0.16	0.17	$ 0.64
Tax impact of non-GAAP adjustments[2]	(0.02)	(0.03)	(0.04)	(0.03)	$ (0.12)
Non-GAAP diluted earnings per share	$ 1.68	$ 1.73	$ 1.72	$ 1.71	$ 6.84
Basic Share O/S	32,638	32,598	32,550	32,424	32,552
Diluted Shares O/S	32,926	32,771	32,675	32,514	32,704

Adjusted EBITDA Reconciliation	Q1'24	Q2'24	Q3'24	Q4'24	FY 2024
Net income	$ 51,595	$ 50,866	$ 48,576	$ 49,956	$ 200,992
Other (income)/expense	(2,460)	(4,455)	(8,452)	(4,114)	(19,480)
Income tax provision	7,404	6,399	6,789	8,689	29,282
Depreciation & amortization	3,775	3,861	3,906	4,267	15,809
Subtotal	$ 60,314	$ 56,671	$ 50,819	$ 58,798	$ 226,603
Bad debt expense	(459)	-	3,443	3	2,987
Restructuring[1]	-	1,428	-	1,118	2,547
Stock-based compensation	4,690	5,469	5,412	5,380	20,951
Adjusted EBITDA	$ 64,545	$ 63,568	$ 59,674	$ 65,299	$ 253,088
Adjusted EBITDA Margin	25.6%	24.8%	23.3%	25.9%	24.9%

Footnotes:
[1]Restructuring and other costs primarily related to early retirement programs and severance costs, due to global cost-saving initiatives
[2]Impact of taxes from Non-GAAP adjustments, uses adjusted tax rate of 14%
Figures may not sum due to rounding

21

axcelis + Veeco

22 Amounts may not calculate precisely due to rounding. Veeco Instruments Inc. Supplemental Information—GAAP to Non-GAAP Reconciliation – Fiscal Year 2024 $ millions Q1 24 Q2 24 Q3 24 Q4 24 FY 24 Net sales $174.5 $175.9 $184.8 $182.1 $717.3 GAAP gross profit 75.4 75.4 79.2 74.0 304.0 GAAP gross margin 43.2% 42.9% 42.9% 40.6% 42.4% Add: Share-based comp 1.7 1.4 1.6 1.5 6.3 Add: Other - - 0.2 - 0.2 Non-GAAP gross profit $77.1 $76.8 $80.9 $75.5 $310.4 Non-GAAP gross margin 44.2% 43.7% 43.8% 41.5% 43.3% $ millions Q1 24 Q2 24 Q3 24 Q4 24 FY 24 GAAP Net income $21.9 $14.9 $22.0 $15.0 $73.7 Add: Share-based comp 8.1 9.2 9.5 9.1 35.9 Add: Amortization 1.9 1.8 1.7 1.6 7.0 Add: Asset impairment - - - 28.1 28.1 Add: Sale of productive assets (2.0) - - - (2.0) Add: Changes in contingent consideration (0.6) 0.5 (4.6) (16.5) (21.2) Add: Other - - 0.2 1.2 1.4 Add: Interest expense (income) (0.7) (0.3) (0.3) (0.5) (1.9) Add: Tax expense (benefit) 0.9 2.1 2.7 (10.6) (4.9) Non-GAAP operating income 29.4 28.3 31.0 27.4 116.1 Add: Depreciation 4.5 4.8 4.5 4.4 18.1 Adjusted EBITDA $33.9 $33.1 $35.5 $31.8 $134.2 $ millions, except per share amounts Q1 24 Q2 24 Q3 24 Q4 24 FY 24 GAAP Basic weighted average shares 56.0 56.3 56.4 56.5 56.4 GAAP Diluted weighted average shares 60.8 62.5 62.7 60.5 61.6 GAAP Basic EPS $0.39 $0.27 $0.39 $0.26 $1.31 GAAP Diluted EPS $0.37 $0.25 $0.36 $0.26 $1.23 GAAP Net income $21.9 $14.9 $22.0 $15.0 $73.7 Add: Share-based comp 8.1 9.2 9.5 9.1 35.9 Add: Amortization 1.9 1.8 1.7 1.6 7.0 Add: Asset impairment - - - 28.1 28.1 Add: Changes in contingent consideration (0.6) 0.5 (4.6) (16.5) (21.2) Add: Sale of productive assets (2.0) - - - (2.0) Add: Other - - 0.2 1.2 1.4 Add: Non-cash interest expense 0.3 0.3 0.3 0.3 1.3 Add: Tax benefit associated with asset impairments - - - (12.2) (12.2) Add: Tax adjustment from GAAP to Non-GAAP (3.0) (1.4) (0.7) (2.4) (7.5) Non-GAAP net income $21.9 $25.4 $28.3 $24.2 104.3 Non-GAAP basic EPS $0.47 $0.45 $0.50 $0.43 $1.85 Non-GAAP diluted EPS $0.45 $0.42 $0.46 $0.41 $1.74 Non-GAAP basic weighted average shares 56.0 56.3 56.4 56.5 56.4 Non-GAAP diluted weighted average shares 60.0 62.1 62.2 60.1 61.2 In millions Q1 24 Q2 24 Q3 24 Q4 24 FY 24 GAAP operating expenses $53.4 $58.7 $54.9 $70.1 $237.0 Share-based compensation (6.4) (7.8) (7.9) (7.6) (29.6) Amortization (1.9) (1.8) (1.7) (1.6) (7.0) Other 2.7 (0.5) 4.6 (12.9) (6.1) Non-GAAP operating expenses $47.8 $48.6 $49.9 $48.1 $194.4

4.	The following is the script of the investor conference call on October 1, 2025 relating to the Merger.

FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

Axcelis Technologies and Veeco Instruments-Merger Call

Company Participants

•	David Ryzhik, Senior Vice President, Investor Relations and Corporate Strategy
•	James Coogan, Executive Vice President and Chief Financial Oﬃcer
•	John P. Kiernan, Senior Vice President and Chief Financial Oﬃcer
•	Russell Low, President and Chief Executive Oﬃcer
•	William J. Miller, Chief Executive Oﬃcer

Other Participants

•	Craig Ellis, B. Riley
•	Duksan Jang, Bank of America
•	Gus Richard, Northland Capital Markets
•	Jed Dorsheimer, William Blair
•	Mark Miller, Benchmark Company

Presentation

Operator

Greetings, and welcome to the Axcelis and Veeco Merger Announcement Conference Call. At this time, all participants are in listen-only mode. A question-and-answer session will follow the formal presentation. (Operator Instructions) Please note that this conference is being recorded. A copy of the investor presentation accompanying this call is available on the Investor Relations pages of both companies' websites as well as the company's joint transaction website, www.axcelisveeco.com.

I would now like to hand the conference over to David Ryzhik, Axcelis' Senior Vice President of Investor Relations and Corporate Strategy. Please go ahead.

David Ryzhik

Thank you, operator, and welcome, everyone. Statements made during this call may include forward-looking statements within the meaning of the federal securities laws, which are subject to risks and uncertainties that may cause actual results to diﬀer materially from those expressed or implied in the forward-looking statements.

Such risks and uncertainties include, but are not limited to, those associated with the proposed transaction between Axcelis and Veeco, including the risk that the transaction may not be completed on the anticipated terms or at all, the failure to obtain necessary regulatory or shareholder approvals, integration risks, risks associated with post-closing capital allocation by the combined company, and other factors that are detailed in the company's respective ﬁlings with the SEC.

We will also discuss certain risks and uncertainties associated with the proposed transaction between Axcelis and Veeco, which will be available on both companies' websites, as well as the company's joint transaction website, www.axcelisveeco.com. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

Now turning to Slide 4. Participating on today's call are Axcelis' President and Chief Executive Oﬃcer, Dr. Russell Low; and EVP and Chief Financial Oﬃcer, Jamie Coogan; and Veeco's President and Chief Executive Oﬃcer, Dr. Bill Miller and SVP; and Chief Financial Oﬃcer, John Kiernan.

With that, I'll turn the call over to Russell.

Russell Low

Thank you, David. Good morning, and thank you for joining us today on short notice. Jamie and I are thrilled to be joined by Bill and John to speak to you about the transformational combination of Axcelis and Veeco. As industry peers, we know each other well, and those of us on the Axcelis team have long admired Veeco's track record of innovation and ability to deliver breakthrough products for customers. By bringing our two companies together, we are building a leading semiconductor equipment company with the capabilities, resources, and ﬁnancial foundation to drive sustainable value creation for shareholders and deliver meaningful beneﬁts to all our stakeholders. This is a uniquely compelling combination in a few important ways.

First, Axcelis and Veeco together will oﬀer a broader and more diverse product portfolio, serving the global supply chain with solutions that span a wider range of semiconductor manufacturing needs. For example, our iron implant solutions and Veeco's annealing solutions are adjacent steps in the semiconductor manufacturing process. Optimizing synergies between these two steps provides signiﬁcant opportunities to enhance semiconductor device performance and yield.

Second, we'll expand our total addressable market opportunity with greater exposure to secular tailwinds. Third, we'll be able to leverage technical capabilities and expertise to increase R&D scale and accelerate innovation for customers.

And lastly, but importantly, the transaction is expected to be accretive to non-GAAP earnings per share within the ﬁrst year post-closing. And the combined company will have an even stronger ﬁnancial proﬁle and cash position, giving us the ﬁnancial ﬂexibility to capitalize on value-enhancing organic growth opportunities, as well as return capital to shareholders.

I want to take a bit of time to talk about the compelling ﬁt between the two companies from a strategic perspective and what we look like together. We believe this combination will establish a new leader with even brighter prospects for growth and value creation that either company on a stand-alone basis could achieve.

Many of you are familiar with the Axcelis story and our industry-leading position through the design, manufacture, and complete lifecycle support of ion implantation systems. I also know ﬁrsthand the powerful capabilities and talented team that Veeco brings, having spent almost ﬁve years there prior to joining Axcelis. Their laser annealing, ion beam, wet processing lithography, and MOCVD technologies are highly complementary to ours. As I mentioned, our products are used in adjacent process steps in semiconductor production with Veeco's annealing products, which almost always follow ion implantation to repair crystal damage and activate the implant dopants. These two steps, ion implantation and anneal are fundamental and essential within the semiconductor manufacturing process.

In advanced packaging, Veeco also specializes in wet processing and lithography, critical technologies which continue to grow to meet evolving customer needs for AI applications. We believe this is truly a great ﬁt, that the combination of our two companies doesn't just work on paper. We're also conﬁdent about the upside value potential of this combination because of the people. Both companies have talented specialized teams focused on innovation and customer service. Together, this team will be fueled by more than $230 million in combined pro forma R&D investment to develop next-generation products and capabilities to meet evolving customer high value needs.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

By joining together, we will establish the fourth largest U.S. wafer fabrication equipment supplier by revenue, delivering meaningful scale and resources to better compete throughout the global semiconductor equipment value chain. Our highly complementary and diversiﬁed technologies solutions, and geographic footprint will allow us to capitalize on expanded addressable market. The combined company will also have a resilient operating proﬁle and balance sheet, which is a deliberate result of the all-stock transaction structure. Jamie will touch more on the combined company ﬁnancial proﬁle later in the call.

We also expect to deliver signiﬁcant beneﬁts for employees, customers, and partners as a stronger organization with additional opportunities and capabilities. We'll now dive into each of these areas in more detail, and I'll turn it over to Bill to begin with the combined market opportunities we see.

William J. Miller

Thank you, Russell, and thank you to our investors and analysts for joining us today. I've known Russell and the Axcelis team for many years. As we've discussed bringing the companies together, the opportunity to drive innovation and excellence for our customers has only become more compelling. Before I go further, I want to acknowledge the Veeco team for their hard work, which has allowed us to take this next transformative step. Solving complex challenges for our customers is what we do, as Russell outlined, and this merger better enables us all to deliver for our combined customer base with next-gen innovative solutions.

One of the most attractive components of this transaction is how we'll unlock new product, technology, and market opportunities for the combined company. By bringing our companies together, we expect to beneﬁt from an expansion of our addressable markets to more than $5 billion. Leveraging Axcelis and Veeco's core competencies and respective technology portfolios, we're positioned to capitalize on sizable and growing end markets with signiﬁcant secular tailwinds, including growth in artiﬁcial intelligence and the corresponding demand for power solutions.

Turning now to Slide 9. Similarly, the combined company will have an expanded product portfolio supported by robust aftermarket services to serve global customers. We will combine Axcelis' strength across the full spectrum of ion implantation applications with our leadership position spanning laser annealing, ion beam deposition, wet processing, and MOCVD solutions. Together, we'll be able to leverage both companies' technical competencies to accelerate next-generation innovation for our customers and unlock new market opportunities.

From a geographical perspective, this transaction will diversify our respective regional exposure across key geographies. For example, Axcelis can leverage the strong combined sales channels in Semi and Compound Semi to pull each product into respective markets and drive increased penetration with Tier 1 foundry logic, memory, and IDM customers. The diversiﬁed geographic presence and expanded operational footprint allows us to leverage Axcelis' strength in China and Korea, Veeco's strength in Taiwan, and Axcelis and Veeco's complementary presence in Japan.

On the next two slides, you'll see how our complementary portfolio solutions ﬁt together in the semiconductor and compound semiconductor equipment markets. In the front-end semi- manufacturing process, the adjacency of Axcelis' ion implantation products with our deposition and annealing products in our customers' semiconductor manufacturing process invites innovation and unlocks new opportunities, particularly as we work on future roadmaps with customers.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

Starting with deposition, Veeco brings diﬀerentiated technologies that broaden our portfolio and strengthen the way we support customers through increasingly complex manufacturing steps.

Veeco's ion beam deposition technology has enabled the adoption of low-defect density EUV mask blanks and has helped enable advanced node semiconductor manufacturing.

More recently, Veeco has developed an application for our IBD EUV system for high-transparency pellicles. The IBD EUV system delivers an EUV transmission rate better than previous pellicle deposition technology and improves yield through low-defect density, making it a critical enabler for high-volume manufacturing of EUV pellicles at the two nanometer node and beyond.

Additionally, Veeco has an ion beam deposition product, which is an evaluation phase for low- resistivity materials. Implementation in material properties is increasingly a requirement in advanced nodes, where there is a premium for a higher-performance compute and lower power loss, which these ﬁlms enable.

At the next step, Axcelis' ion implanters deliver ions of high purity at the right dose, energy, and angle to modify the electrical or physical characteristics of material, enabling the precise formation of transistors. Axcelis' products cover the industry's widest energy range from 200 eV to 15 MeV, for all device applications.

Next, in annealing, Veeco has capabilities that deliver the performance and precision customers need to advance their most demanding technology roadmap to keep pace with next-generation device requirements. Veeco's low-thermal budget laser annealing technology enables our customers to precisely anneal the dopants while not impacting other thermally sensitive regions of the device. Our LSA is well-established, and our complementary NSE 500 is in evaluation to further expand extend our leadership in this segment.

Finally, in advanced packaging, Veeco has developed solutions for both wet processing and lithography, playing an important role in ﬂux cleaning for both high bandwidth memory and chip- on, wafer-on, substrate-type architectures. Our solutions are optimized for performance at the required cost of ownership, and we're further extending this technology to panel level packaging. Our lithography solutions have been optimized for steps like bumping and copper pillar with features like warped wafer handling.

For compound semiconductor customers, the combination provides power solutions across epitaxial and implant products. Together, Axcelis and Veeco bring complementary strengths in compound semiconductors. Axcelis' leadership in power device applications combined with Veeco's expertise and depth in epitaxy and deposition creates a stronger platform to serve high- growth markets like silicon carbide and gallium nitride. Veeco is focused on 300-millimeter GaN and silicon, which we expect to be an important inﬂection point in the near future.

Our Propel 300 has a leadership position in this developing opportunity. Our silicon carbide epi complements Axcelis' industry-leading implant products, potentially enabling high-quality epi to end customers. As you can see, this combination creates a new leader, supported by highly complementary businesses and an expanded portfolio of products and solutions to better address our customers' needs.

At closing, the combined company will have strengthened its global footprint, allowing us to better meet our customers' needs in the places where they operate, providing a competitive advantage. We'll have a more robust supply chain, supporting diﬀerentiated next-generation technologies for customers with accelerated lead times. We expect to leverage the proximity of our east coast ion beam centers of excellence to develop new products and technology, accelerating customer roadmaps.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

I'll now turn it back over to Russell.

Russell Low

Thanks, Bill. Turning now to a breakdown of the value creation opportunities we see, given our respective core competencies. We believe each company can open new doors to the other and unlock cross-selling synergies. A combined technical depth will enable us to optimize technology advancements.

So the cross-selling opportunity is something I'm really excited to pursue, because we're able to serve our customers even better and grow our business at the same time. For example, from a technology perspective, we have deep ion source and component expertise, which can be harnessed to enhance Veeco's ion beam deposition capabilities, and vice versa.

From a market perspective, we are strong in silicon carbide, while Veeco is an exciting opportunity in MOCVD for GaN and silicon. This combined presence allows us to be a comprehensive solution provider for key wideband gap materials, which are becoming more and more relevant given today's increased demand for power eﬃciency.

In addition, Veeco's MOCVD business also has an opportunity in microLED, as well as indium phosphide for optical communication products, which is emerging in the data center. Moreover, our strengths in memory and mature foundry logic are complemented very well by Veeco's strength in advanced logic and fast packaging, which stretches across annealing, ion beam deposition, and wet processing solutions.

Finally, the combined company will be supported by stronger aftermarket services to better serve our customers through access to an expanded installed base. This transaction is truly about growth, which we believe will enable us to deliver beneﬁts to all stakeholders. For customers, we expand our product oﬀerings, increase R&D scale, and capitalize on the core competencies of both companies to drive customer roadmaps, while providing end-to-end support across the full manufacturing process.

Veeco and Axcelis have shared cultures rooted in respect, collaboration, and a common desire to make a diﬀerence, which we will continue to uphold as a combined company. Our next chapter will build on the strong foundation our employees have created, and we are deeply grateful to each of them for helping to make this transaction possible. As we work to bring our two organizations together, we look forward to creating exciting new opportunities for our employees.

With that, I'll now turn the call to Jamie to walk us through the transactions, terms, and ﬁnancials.

James Coogan

Thanks, Russell. Before I discuss some of the ﬁnancial beneﬁts, let's review some of the key transaction terms on Slide 16. Our agreement is structured as an all-stock transaction, with Veeco shareholders receiving 0.3575 shares of Axcelis common stock for each share of Veeco common stock they own. At close, Axcelis shareholders will own approximately 58%, and Veeco shareholders will own approximately 42% of the combined company on a fully diluted basis.

We will also have a governance and leadership structure that leverages the experience of both companies. Russell will serve as CEO, and I will serve as CFO of the combined company. The Board will comprise 11 Directors, with 6 from Axcelis and 4 from Veeco, and be chaired by Tom St. Dennis, who currently sits on the Board of both companies. Jorge Titinger, current Chairperson of Axcelis, will remain on the Board of the combined company. Bill will join the Board of the combined company and serve as Chair of its Technology Committee.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

At close, the combined company will be headquartered Beverly, Massachusetts, and to reﬂect the transformational nature of this transaction, we will assume a new name, ticker symbol, and brand. As for timing, we expect to close the transaction in the second half of 2026, subject to approval by Axcelis and Veeco shareholders, receipt of required regulatory approvals, and the satisfaction of other customary closing conditions.

Turning to Slide 17, let's dive into how this merger will create a combined company with a robust ﬁnancial proﬁle that will enable us to drive enhanced shareholder value. As Russell touched on earlier, the combined company will have greater scale and ﬁnancial ﬂexibility to enable further investment in the business, generating more opportunities for growth.

Looking at our companies on a 2024 pro forma basis, we generated $1.7 billion in revenue, a strong gross margin proﬁle of 44%, and on the bottom line, adjusted EBITDA of $387 million, with a 22% adjusted EBITDA margin. These pro forma ﬁgures do not reﬂect the anticipated synergies. As in any combination like this, we will realize cost savings. We are estimating $35 million of run rate cost synergies within 24 months post-closing, primarily from standard public company costs as well as cost of goods sold and operating expense eﬃciencies. Moreover, this estimate does not include additional savings from our share-based compensation expense.

As we noted in the press release, we expect the combination will be accretive to non-GAAP EPS within the ﬁrst year post-close. With over $900 million in combined cash and the expected synergies, we will beneﬁt from a strong operating proﬁle and the ﬁnancial foundation to drive returns. As we touched on earlier, the all-stock transaction structure will result in a strong combined cash position that enables value-creative capital allocation centered around three priorities.

First, and most importantly, we will focus on reinvesting in the business to drive organic growth. Second, we will evaluate opportunities to return capital to shareholders. To that end, we expect to execute a share repurchase program following the closing of the transaction. And ﬁnally, we will prudently consider inorganic growth in M&A in the longer term. Together, these priorities give us the ﬂexibility to invest through cycles, deliver returns to our shareholders, and pursue growth opportunities in a disciplined way.

With that, we will open the line for questions.

Questions And Answers

Operator

(Question And Answer)

Thank you. We will now be conducting a question-and-answer session. (Operator Instructions) Our ﬁrst question comes from the line of Craig Ellis with B. Riley Securities. Please proceed with your question.

Q - Craig Ellis

Yes. Thank you for taking the questions on the deal, which seems quite transformative. Russell, I wanted to direct my ﬁrst question to you, and it's related to the points that you made on Slide 14, which really focused, I think, on the crux of the issues that you all presented, which is really the growth synergies and the revenue synergies. And what I was hoping you could do is, across the parameters you identiﬁed, technology markets and services, give us some sense of which the bigger top-line of beneﬁciaries would be and the extent that you could provide any magnitude similar to the way Jamie scoped the cost beneﬁts two years out? It would be helpful.

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Axcelis Technologies Inc (ACLS US Equity)

A - Russell Low

Hey, Craig. Thanks for the question. So, yes. So what really excites us is how complementary Veeco is with Axcelis from a product technology and market perspective. And you're right. Slide 14 has a pretty good rundown of those combination beneﬁts. Yes. So, I think they start them in sort of maybe order. It's hard to know what the magnitude is going to be. We haven't been able to determine that yet. On implantation and annealing are adjacent to each other in the fab, and both are sold into the same diﬀusion module in the fab. I mean, together, we have the cross- selling opportunity and the deep technical expertise in both steps, which we believe provides an opportunity to drive technology optimization to deliver better solutions for customers.

These two technologies are really aligned. We also have deep ion source and component expertise. We're talking about plasma physics here. And this can enhance Veeco's ion beam deposition capabilities and vice versa. I mean, we have a lot of overlap in ion beam physics. We also have overlap in particle control which is absolutely critical for advanced logic, and electrostatic chucks as well. So there's a lot of overlap here in the technology, but I'd say, we're actually really excited about having lots of really smart people working together.

From a market perspective, as you know, Craig, we're strong in silicon carbide, while Veeco has an exciting opportunity in MOCVD for GaN. This would be power GaN, and that's where we've had limited exposure to-date. I mean, we have sold some implant tools for gallium nitride, but it's more of a periphery application rather than the core growing the entire epitaxy. So the combined presence allows us to have a comprehensive solution provided for wide bandgap materials. These are becoming more and more relevant today as the demand for power eﬃciency increases and the general electriﬁcation. So, I think this is a really good secular tailwind.

In addition, we mentioned that because of MOCVD business, it also has an opportunity in microLED, so displays, display technology, as well as indium phosphide. So indium phosphide is used for optical communication products, and as you know, that's ﬁnding an opportunity in data centers for very rapid data transfer rates. But going a little bit further into markets, we have strengths, as you know, in memory and mature foundry logic, and these are really well complemented with Veeco's strengths in advanced logic and advanced packaging, which actually stretches across the annealing, the ion beam deposition, the wet processing solutions, and lithography.

So as you know, advanced logic, as well as advanced packaging, has been an area where Axcelis has been underrepresented. We believe each company can open new doors for the other and unlock potential cross-selling synergies in the combined company. So, in the end, Craig, you need great technology and great relationships, and by combining the company, we really have strengthened our portfolio that we can oﬀer to customers and our intimate knowledge of those customers.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

Q - Craig Ellis

That's great. Thanks, Russell. And then the follow-up is for Jamie. Jamie, when I look at the $35 million in run rate forward to your cost savings, it looks like it equates to about 5% of what would be Veeco COGS and OpEx. And so the question, given that the company will beneﬁt from reduced D&O and public company costs, is what are you baking into that cost-saving expense estimate? And what are some of the key dependencies that we need to think about, whether it be nuances like ERP system coordination or other things on the way to capturing that $35 million? Thank you.

A - James Coogan

Yes. No, great question, Craig. And John and I have actually had a couple of conversations already as we've gone through this process to sort of start to think about how we attack the cost synergy piece here. I think it's important to remember, right? That this transaction is not necessarily about the cost-cutting, it is about the potential synergistic opportunity between our markets, our technologies, our customers, right, the complementary nature of this transaction is what really excites us. But to that end, we do see opportunities here in both COGS.

I think that's really material spend, right? Is the kind of best way to think about that as maybe the largest component, potential opportunity on the operating eﬃciencies? We're going to continue to invest in R&D. We talked about the combined R&D power of the business, like $230 million of combined R&D spend on a pro forma basis. So, we want to make sure that the technologies are well-positioned, that the business has the resources it needs to go after the revenue opportunities that Russell and Bill highlighted on the call.

As it relates to some of the longer poles, IT is always going to be one as we think about the systems integration that just takes time to look at processes, do some process reengineering, system selection, and others. And I think importantly, the collaborative nature in which we're going to work together with the Veeco team as we go through this is going to help to inform the necessary steps to achieve those synergy numbers. I would say, again, we're going to put our heads together. We put out an achievable number. We believe we can get the majority of that within the 12-month period with the full run right after 24 months. And as John and I work together, I don't know, John, if there's anything you want to add relative to the process we're going to undertake.

A - John P. Kiernan

Yes. So, thank you, Jamie. And I agree with everything that Jamie just laid out here. I think there is opportunity clearly for this type of transaction for the type of synergies that Jamie described. But what we're more excited about is really the opportunity for revenue synergies and to improve our capabilities for our customers. That's really much more exciting about this transaction here.

Russell really laid out nicely the opportunities for collaboration between the two companies and the complementary strengths and technology amongst the company. And that's what we're really excited about today.

Q - Craig Ellis

Thanks, guys. Good luck.

A - Russell Low

Thank you.

A - James Coogan

Thank you.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

Operator

Thank you. As a reminder, we ask you to keep to one question each. Our next question comes from the line of Gus Richard with Northland Capital Markets. Please proceed with your question.

Q - Gus Richard

Yes. Thanks for taking my question. Congratulations on the transaction. I just had one question. The combination of two companies has always made sense to me. Why now and how did you calculate the percentage of ownership in NewCo? Thank you.

A - William J. Miller

Yes, Gus, great, great question. I would say we've been talking, the two companies have been talking to each other for a long time. Actually, Russell worked at Veeco, so we've known each other for over a decade. So, I think the why now is, we've always had the same complementary technology, and the strategic rationale always made sense. But clearly, with the dawn of artiﬁcial intelligence and the drive for high-performance computing and high bandwidth memory, as well as now the electriﬁcation and the adoption of silicon carbide and GaN, it just, the why now, the real driver for it is really kind of AI and electriﬁcation and the opportunity to grow scale for both companies. And we're really excited about the opportunity as it's made a strategic sense for a long time.

A - Russell Low

Totally agree, Bill. The secular tailwinds are really exciting. So, in obviously electriﬁcation, we're putting together GaN and silicon carbide and wide bandgap. That's very exciting. Having a full portfolio of products, we can oﬀer our customers. And then when you think about AI, it's kind of really, it's high-performance compute, its high bandwidth memory, and it's also advanced packaging, and we check a lot of boxes on the combined company. So, we actually feel like we can oﬀer our customers full solutions to some of their really demanding problems as a combined company.

Operator

Thank you. Our next question comes from the line of Mark Miller with the Benchmark Company. Please proceed with your question.

Q - Mark Miller

Congratulations on the deal. And I'm just wondering, you indicated there's several areas that could really be of interest to investors in terms of more exposure, data center, advanced packaging, power electronics, which one do you think will be most important?

A - William J. Miller

That's a tough one to handicap. I would say we have signiﬁcant opportunities to cross-sell. For example, Axcelis has very strong relationships in silicon carbide and compound semi. Veeco has a strong position just developing in 300-millimeter GaN on silicon. Clearly, we can leverage their relationships and their strong customer support to roll out that in a larger scale with GaN as that happens. And likewise, I think Veeco's strong position in laser annealing in the leading edge will provide hopefully a positive conduit for Axcelis' ion implant in advanced semi.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

And so, the relative magnitude of those and I think Russell mentioned it a few minutes ago, the opportunity to take some of the core technologies from Axcelis, whether that's particle knowledge, electrostatic chuck, ion beam physics, to the Veeco's ion beam deposition could be a signiﬁcant game changer in the next three to ﬁve years and really help us accelerate the joint company's roadmap and really meet the customer's needs for their future requirements.

Q - Mark Miller

You just mentioned two technologies that are similar, your ion beam deposition, ion beam dimension, Axcelis' ion implant, do you see any ability to leverage the technology of either of these products into the other?

A - William J. Miller

I would say when you look at the cadre of technical people here in Beverly, Mass, and on Long Island, there's a lot of technical overlap and decades and probably centuries of experience between the two teams. So, I think there's a lot of, I think Russell mentioned a little earlier, you put a lot of great people in the room on a big problem, they're going to ﬁgure something out.

A - Russell Low

Yes. And I think that's absolutely right. I'm being philist, I'd like to think it was actually a science. A lot of it is an art and having smart people, lots of diﬀerent experience, bearing all of that experience to bear on diﬃcult problems, I think that's going to be a really great opportunity to collaborate.

Q - Mark Miller

Thank you for the questions. And again, congratulations on the deal.

A - Russell Low

Thanks Mark.

A - William J. Miller

Thanks, Mark.

Operator

Thank you. Our next question comes in line of Jed Dorsheimer with William Blair. Please proceed with your question.

Q - Jed Dorsheimer

Hi, thanks for taking my question. Congrats on both of you for the combined transaction. I guess, ﬁrst question is, well, if I look at the technology overlap, as you've outlined, it makes a lot of sense, but there is a, and maybe I've got this wrong. But if I look at, I'm just wondering how you might address the cultural diﬀerence between tools that are lower volume, maybe higher precision, versus more of a batch approach. And kind of marrying those two, and whether or not this signals a shift in a technological strategic shift that would be more Veeco or more Axcelis, or down the middle of the fairway there. And then I have a follow-up.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

A - William J. Miller

Yes. Hey, Jed, Will Miller here, I haven't talked to you since, I don't know, it's been a while. So, as you remember at that time, Veeco's MOCVD was largely batch tools, kind of high-volume batch systems, and over the last decade or so, our MOCVD equipment has really morphed from batch size to single wafer at 200-millimeter, and now single wafer at 300-millimeter again on silicon. So, we're actually similarly in our MOCVD business speciﬁcally moving towards, moving substantially towards single wafer. Our laser annealing tools are single wafer, and our ion beam deposition tools are single wafer. So I would say it marries very nicely with the automation and common technical bits that clearly, I would say both companies are on a single wafer path.

A - Russell Low

Right, and I think your wafer processing your wafer processing builds us in a way. So this is very much a single wafer culture, if you like, Jed, to use your word, coming together.

Q - Jed Dorsheimer

Got it. Well, that makes a ton of sense. And then, last question. In terms of focus area, particularly around compound semis. I'm just wondering how you're thinking about there's so much activity around reshoring? Most of the reshoring is going to be leading edge, not trailing edge power, but it seems to me that the combination of the two businesses might have a larger impact of, or be able to capture greater opportunity in some of that reshoring for AI. I'm curious your thoughts there, or if a lot of the foundry and compound will be focused on the Asian markets. Thanks.

A - Russell Low

So, I think, as you know, Jed, we are equipment suppliers, so we'll be supplying to our customers. In all the various geographies, one of the things I think you're going to see is as each company is becoming more aware of security and wanting to reshore, you're going to build in some kind of ineﬃciency into the system. So, in some respects, this is actually an additional tailwind where you're going to have multiple companies in each country that are deemed to be secure, and as a consequence, we would absolutely want to work with all of those people.

A - John P. Kiernan

Yes. We being a U.S. provider right into the U.S. market really does position us well for the potential expansion, both in the trailing as well as the leading-edge nodes. And I'd imagine, Jed, there will be some expansion on the trailing edge as well as to ensure that we've got the full complementary suite of semiconductors necessary for national security reasons. And that trend is likely going to continue not just in the U.S., but also probably in other regions of the geography.

A - Russell Low

Yes, we talked about that bifurcation where the Western world is heading towards more advanced devices like trench or superjunction. They're going from smaller wafers, 6-inch to 8- inch. We're now even talking about 12-inch. So I think you're going to see a bifurcation where there's going to be the more advanced customers will be working to do the smallest possible device and the largest possible wafer. And then you're going to get a large amount of trailing edge technology, which is probably going to be planar-type devices. I'm talking about silicon carbide speciﬁcally on the smaller wafers, and they'd be kind of like in volume.

A - John P. Kiernan

Yes.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

Q - Jed Dorsheimer

Great. Thanks, guys, and congratulations.

A - Russell Low

Thanks, Jed.

A - John P. Kiernan

Thanks.

A - Russell Low

Talk soon.

Operator

Thank you. (Operator Instructions) Our next question comes from the line of David Duley with Steelhead Securities. Please proceed with your question. Mr.Duley, your line is live. I'm sorry, it seems we have a technical error there. I'll pause a moment to allow for any other questions. (Operator Instructions).

Thank you. Our next question comes from line of Duksan Jang with Bank of America. Please proceed with your question.

Q - Duksan Jang

Hi, thank you for taking the question. I just had a quick question on what you see on the regulatory approval fund, just given both companies have a sizable China exposure. And from Axcelis' point of view, you're also entering more of the leading-edge space as opposed to your prior, more mature node exposure. So, any color on that would be helpful. Thank you.

A - Russell Low

It doesn't. I'll leave that one oﬀ and then let other people chime in. But yes, this transaction is expected to close the second half of '26. Obviously, subject to approval by shareholders of both companies, the receipt of required regulatory approvals, which you're talking about, and the satisfaction of other customary closing conditions. We are well advised, and we would not have agreed to a transaction we did not think we could complete. There really is no overlap between the two companies. And we're both U.S. based.

As a result, we see no reason this deal will get held up in the regulatory process. And this merger allows the combined company to be more eﬃcient compared to our larger players in their market, while also providing our customers, which is really important, the enhanced technologies and capabilities which can accelerate their roadmaps.

A - John P. Kiernan

Yes. We think that's a really important point, Duksan, that this actually allows us to compete signiﬁcantly more eﬀectively as a combined business against the larger players in the space, provides our customers, alternatives, a stronger alternative, and enhances the technology development stack through the combined research development and technical know-how of our teams. So we think that, on a regulatory basis that those are all really positive indicators for us as we move forward.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

Q - Duksan Jang

Thank you.

Operator

Thank you. Ladies and gentlemen, that concludes our question-and-answer session. I'll turn the ﬂoor back to Dr.Low for any ﬁnal comments.

A - Russell Low

Thank you, all. We hope you appreciate this transformational moment for Axcelis and Veeco as we set out to create an industry-leading semiconductor equipment company. We look forward to bringing together a highly complementary technologies, portfolios, end markets, and teams to deliver diversiﬁed solutions to support customers through semiconductor production process while delivering returns to our shareholders.

I want to thank the teams of both Axcelis and Veeco for their hard work and dedication to serving customers with excellence. I can't wait to see what we can accomplish together. Operator, you can now conclude the call. Thank you.

Operator

Thank you. Ladies and gentlemen, this concludes today's conference call. You may disconnect your lines at this time. Thank you for your participation.

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided "as is", without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost proﬁts, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reﬂect the views of Bloomberg LP. © COPYRIGHT 2025, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

Additional Information About the Potential Transaction and Where to Find It

In connection with the proposed transaction, Axcelis and Veeco intend to prepare, and Axcelis intends to file with the SEC, a registration statement on Form S-4 that will include a joint proxy statement/prospectus with respect to shares of Axcelis’ common stock to be issued in the transaction (the “joint proxy statement/prospectus”). Each of Axcelis and Veeco may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that Axcelis or Veeco may file with or furnish to the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Axcelis and Veeco. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about Axcelis, Veeco and the proposed transaction, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with or furnished to the SEC by Axcelis will be available free of charge on Axcelis’ website at investor.axcelis.com or by contacting Axcelis’ Investor Relations department by email at Investor-Relations@axcelis.com. Copies of the documents filed with or furnished to the SEC by Veeco will be available free of charge on Veeco’s website at ir.veeco.com or by contacting Veeco’s Investor Relations department by email at Investorrelations@veeco.com.

Participants in the Solicitation

Axcelis, Veeco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Axcelis, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Axcelis’ proxy statement for its 2025 annual meeting of stockholders, which was filed with or furnished to the SEC on March 31, 2025. Information about the directors and executive officers of Veeco, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Veeco’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 20, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to purchase or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements included in this document, and any related oral statements, that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Statements in this document other than historical facts, such as statements pertaining to: (i) future industry demand for semiconductors and wafer fabrication equipment; (ii) future development of regulatory landscape; (iii) Axcelis’ or Veeco’s market position for the future; (iv) forecasts of financial measures for future periods; (v) long-term financial targets and underlying assumptions; (vi) the future investment plan for research and development, technology and infrastructure; (vii) future shareholder returns; and (viii) potential synergies or other benefits of a potential transaction between Axcelis and Veeco, are forward-looking statements.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance (often but not always using phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “budget,” “scheduled,” “forecasts,” “estimates,” “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could,” “would,” “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

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FINAL TRANSCRIPT	2025-10-01
Axcelis Technologies Inc (ACLS US Equity)

These forward-looking statements are based on current information and assumptions and involve a number of risks and uncertainties, including relating to obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the proposed transaction, the expected timing of the proposed transaction and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or to complete the proposed transaction on anticipated terms and timing; negative effects of the announcement of the proposed transaction; risks that the businesses will not be integrated successfully or that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the proposed transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the proposed transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the proposed transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on Axcelis’, Veeco’s or the combined company’s relationships with suppliers, customers, employees and regulators; and demand for the combined company’s products. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to: economic, political and social conditions in the countries in which Axcelis and Veeco, their respective customers and suppliers operate; disruption to Axcelis’ and Veeco’s respective manufacturing facilities or other operations, or the operations of Axcelis’ and Veeco’s respective customers and suppliers, due to natural catastrophic events, health epidemics or terrorism; ongoing changes in the technology industry, and the semiconductor industry in particular, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; Axcelis’, Veeco’s and the combined company’s ability to timely develop new technologies and products that successfully anticipate or address changes in the semiconductor industry; Axcelis’, Veeco’s and the combined company’s ability to maintain their respective technology advantage and protect their respective proprietary rights; Axcelis’, Veeco’s and the combined company’s ability to compete with new products introduced by their respective competitors; Axcelis’, Veeco’s and the combined company’s ability or the ability of their respective customers to obtain U.S. export control licenses for the sale of certain products or provision of certain services to customers in China.

For other factors that may cause actual results to differ materially from those projected and anticipated in forward-looking statements in this document, please refer to Axcelis’ most recent Annual Report on Form 10-K and Veeco's most recent Annual Report on Form 10-K, and other subsequent filings with the SEC made by Axcelis and/or Veeco. Unless required by law, we assume no obligation to, and do not currently intend to, update these forward-looking statements.

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5.	The following is a social media post of Veeco published on October 1, 2025 relating to the Merger.

LinkedIn

6.	The following is a social media post of Bill Miller, Chief Executive Officer of Veeco published on October 1, 2025 relating to the Merger.

LinkedIn

7.	The following is an infographic that was posted on the dedicated microsite and each of Veeco's and Axcelis' websites on October 1, 2025.

axcelis + Veeco

Combining to Create a Leading Semiconductor Equipment Company

Diversifies Portfolio with Complementary Capital Equipment Solutions and Expands Addressable Markets Supported by Secular Tailwinds

Increases total addressable market opportunity to more than $5 billion

Combined company will expand its total addressable market to over $5 billion, with greater exposure to secular tailwinds including artificial intelligence and the corresponding demand for power solutions.

Creates the fourth largest U.S. wafer fabrication equipment supplier[1]

Combination will deliver meaningful scale and resources to better compete throughout the global semiconductor equipment value chain, with revenue synergy opportunities through the integration of technology expertise, cross-selling and platform optimization.

Diversifies technology portfolio to advance customer roadmaps

Customers to benefit from access to a differentiated and comprehensive product portfolio spanning ion implantation, laser annealing, ion beam deposition, advanced packaging solutions and MOCVD, supported by robust aftermarket services.

Complementary expertise to deliver innovative solutions for customers

Complementary teams and technical capabilities directly lead to stronger capacity, expanded R&D scale, accelerated innovation and will unlock opportunities key geographies and end market segments. Customers benefit from a more robust partner capable of supporting differentiated, next-generation technologies, accelerating their roadmaps.

Resilient operating profile and strong balance sheet to drive growth and returns

On a pro-forma basis in 2024, the combined company generated a 44% non-GAAP gross margin and 22% adjusted EBITDA margin (excluding anticipated cost synergies), with estimated pro-forma cash of over $900 million[2] upon closing. The combined company's strong balance sheet is expected to support the organic growth of the combined businesses, and provide a solid foundation to deliver capital returns to shareholders. Axcelis and Veeco anticipate that, following the closing of the transaction, the combined company would execute a share repurchase program.

Combining Capabilities to Create a Compelling Investment Opportunity

$1.7B	Revenue[3]	$387M	Adj. EBITDA[4]
44%	Gross Margin[3]	>$900M	Combined Cash[2]
~$230M	Combined R&D Spend[3]	18%	Combined Revenue CAGR (2019 – 2024)



Delivering Attractive Financial Benefits

- Transaction expected to be accretive to non-GAAP EPS within the first year post-closing
- Estimated pro forma cash, cash equivalents and marketable securities at closing of over $900 million[2]
- Veeco's $230 million in outstanding 2029 convertible bonds will be assumed by the combined company

Governance & Leadership

Dr. Russell Low will serve as President and Chief Executive Officer

James Coogan will serve as Chief Financial Officer

Thomas St. Dennis will serve as Chairperson of the Board

Jorge Titinger, current Chairperson of Axcelis, will remain on the Board of the combined company

Dr. Bill Miller will chair the Board's Technology Committee

The combined company's Board of Directors will comprise 11 directors, including six directors from the current Axcelis Board of Directors and four directors from the current Veeco Board of Directors.

6 Axcelis Directors

4 Veeco Directors

Creating New Opportunities for All Stakeholders

CUSTOMERS

- Scope and scale for end-to-end support
- Accelerate R&D investments to drive customer roadmaps

EMPLOYEES

- Exciting opportunities for employees across a set of broader technologies, markets and a larger organization
- Ability to attract top talent across the globe

Transaction Details

All-stock merger with an enterprise value of

~$4.4 BILLION



Axcelis shareholders to own

58%

Veeco shareholders to own

42% at closing

Expected to close in the **SECOND HALF OF 2026**



Dr. Russell Low

AXCELIS PRESIDENT & CEO

"This combination marks a transformational milestone for both Axcelis and Veeco, establishing a new leader in semiconductor capital equipment with complementary technologies, a diversified portfolio and an expanded addressable market opportunity. We have long admired Veeco's history of innovation and its track record of delivering breakthrough products. I had the privilege of previously working at Veeco and I hold deep appreciation for its incredible talent, culture and innovation. Together, we will be well-positioned to serve large and growing end markets poised to benefit from significant secular tailwinds, creating exciting opportunities for employees and accelerating next-generation innovation for our customers."



Dr. Bill Miller

VEECO PRESIDENT & CEO

"This merger capitalizes on the core competencies of both companies to address our customers' critical needs. With increased R&D scale, the combination of these two exceptional businesses will accelerate our ability to solve material challenges, enable advanced chip manufacturing and build an even stronger company that can deliver superior value for all stakeholders."

FOR MORE INFORMATION, PLEASE VISIT WWW.AXCELISVEECO.COM

1 By Revenue 2 Cash includes cash, cash equivalents, short-term investments and long-term investments as of June 30, 2025, as reflected in the respective balance sheets of both companies 3 Based on FY 2024 actual figures 4 Represents non-GAAP figures Additional Information About the Potential Transaction and Where to Find It In connection with the proposed transaction, Axcelis and Veeco intend to prepare, and Axcelis intends to file with the SEC, a registration statement on Form S-4 that will include a joint proxy statement/prospectus with respect to shares of Axcelis’ common stock to be issued in the transaction (the “joint proxy statement/ prospectus”). Each of Axcelis and Veeco may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that Axcelis or Veeco may file with or furnish to the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Axcelis and Veeco. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH OR FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about Axcelis, Veeco and the proposed transaction, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec. gov. Copies of the documents filed with or furnished to the SEC by Axcelis will be available free of charge on Axcelis’ website at investor.axcelis.com or by contacting Axcelis’ Investor Relations department by email at investor-relations@axcelis. com. Copies of the documents filed with or furnished to the SEC by Veeco will be available free of charge on Veeco’s website at ir.veeco.com or by contacting Veeco’s Investor Relations department by email at Investorrelations@veeco.com. Participants in the Solicitation Axcelis, Veeco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Axcelis, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Axcelis’ proxy statement for its 2025 annual meeting of stockholders, which was filed with or furnished to the SEC on March 31, 2025. Information about the directors and executive officers of Veeco, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Veeco’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 20, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above. No Offer or Solicitation This document is not intended to and shall not constitute an offer to purchase or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements CCertain statements included in this document, and any related oral statements, that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Statements in this document other than historical facts, such as statements pertaining to: (i) future industry demand for semiconductors and wafer fabrication equipment; (ii) future development of regulatory landscape; (iii) Axcelis’ or Veeco’s market position for the future; (iv) forecasts of financial measures for future periods; (v) long-term financial targets and underlying assumptions; (vi) the future investment plan for research and development, technology and infrastructure; (vii) future shareholder returns; and (viii) potential synergies or other benefits of a potential transaction between Axcelis and Veeco, are forward-looking statements. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance (often but not always using phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “budget,” “scheduled,” “forecasts,” “estimates,” “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could,” “would,” “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. These forward-looking statements are based on current information and assumptions and involve a number of risks and uncertainties, including relating to obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the proposed transaction, the expected timing of the proposed transaction and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or to complete the proposed transaction on anticipated terms and timing; negative effects of the announcement of the proposed transaction; risks that the businesses will not be integrated successfully or that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the proposed transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the proposed transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the proposed transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on Axcelis’, Veeco’s or the combined company’s relationships with suppliers, customers, employees and regulators; and demand for the combined company’s products. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to: economic, political and social conditions in the countries in which Axcelis and Veeco, their respective customers and suppliers operate; disruption to Axcelis’ and Veeco’s respective manufacturing facilities or other operations, or the operations of Axcelis’ and Veeco’s respective customers and suppliers, due to natural catastrophic events, health epidemics or terrorism; ongoing changes in the technology industry, and the semiconductor industry in particular, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; Axcelis’, Veeco’s and the combined company’s ability to timely develop new technologies and products that successfully anticipate or address changes in the semiconductor industry; Axcelis’, Veeco’s and the combined company’s ability to maintain their respective technology advantage and protect their respective proprietary rights; Axcelis’, Veeco’s and the combined company’s ability to compete with new products introduced by their respective competitors; Axcelis’, Veeco’s and the combined company’s ability or the ability of their respective customers to obtain U.S. export control licenses for the sale of certain products or provision of certain services to customers in China. For other factors that may cause actual results to differ materially from those projected and anticipated in forward-looking statements in this document, please refer to Axcelis’ most recent Annual Report on Form 10-K and Veeco’s most recent Annual Report on Form 10-K, and other subsequent filings with the SEC made by Axcelis and/or Veeco. Unless required by law, we assume no obligation to, and do not currently intend to, update these forward-looking statements. Non-GAAP Financial Measures This communication also includes references to financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). These non-GAAP financial measures include, but are not limited to, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP income tax provision, Adjusted EBITDA, non-GAAP net income, and non-GAAP diluted earnings per share, and reflect adjustments for the impact of share-based compensation expenses and certain items related to restructuring and severance charges and any associated adjustments. Any non-GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation or as an alternative to financial statements prepared in accordance with GAAP and are subject to significant inherent limitations. We believe these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to the combined company’s expected financial condition and results of operations. The non-GAAP measures presented herein may not be comparable to similar non-GAAP measures presented by other companies. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income items are excluded or included in determining these non-GAAP financial measures.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to purchase or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

How to Find Further Information

In connection with a proposed merger (the “proposed transaction”) between Axcelis Technologies, Inc. (“Axcelis”) and Veeco Instruments Inc. (“Veeco”), Axcelis and Veeco intend to prepare, and Axcelis intends to file with U.S. Securities and Exchange Commission (the “SEC”), a Registration Statement on Form S-4 (the “Registration Statement”) containing a joint proxy statement/prospectus and certain other related documents, which will be both (i) the joint proxy statement to be distributed to Axcelis’ and Veeco’s respective stockholders in connection with Axcelis’ and Veeco’s solicitation of proxies for the vote by Axcelis’ and Veeco’s respective stockholders with respect to the proposed transaction and other matters as may be described in the joint proxy statement/prospectus and (ii) the prospectus relating to the offer and sale of the securities to be issued in connection with the proposed transaction. When available, Axcelis and Veeco will mail the definitive joint proxy statement/prospectus and other relevant documents to their respective stockholders as of the applicable record date to be established for voting on the proposed transaction. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/prospectus or any other document that Axcelis and/or Veeco will send to their respective stockholders in connection with the proposed transaction. Investors and security holders are urged to read, when available, the preliminary joint proxy statement/prospectus in connection with Axcelis’ and Veeco’s solicitation of proxies for their respective special meetings of stockholders to be held to approve the proposed transaction (and related matters) and general amendments thereto and the definitive joint proxy statement/prospectus because the joint proxy statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about Axcelis, Veeco and the proposed transaction, once such documents are filed with or furnished to the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with or furnished to the SEC by Axcelis will be available free of charge on Axcelis’ website at investor.axcelis.com or by contacting Axcelis’ Investor Relations department by email at investor-relations@axcelis.com. Copies of the documents filed with or furnished to the SEC by Veeco will be available free of charge on Veeco’s website at ir.veeco.com or by contacting Veeco’s Investor Relations department by email at Investorrelations@veeco.com. Axcelis’ and Veeco’s respective website addresses are included in this communication for reference only. The information contained on, or accessible through, Axcelis’ or Veeco’s respective websites is not incorporated by reference into this communication or Axcelis’ and Veeco’s respective filings with the SEC.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance (often but not always using phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “budget,” “scheduled,” “forecasts,” “estimates,” “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could,” “would,” “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

These forward-looking statements are based on current information and assumptions and involve a number of risks and uncertainties, including relating to obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the proposed transaction, the expected timing of the proposed transaction and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction or to complete the proposed transaction on anticipated terms and timing; negative effects of the announcement of the proposed transaction; risks that the businesses will not be integrated successfully or that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize or may be more costly to achieve than expected; the risk that disruptions from the proposed transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the proposed transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the proposed transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on Axcelis’, Veeco’s or the combined company’s relationships with suppliers, customers, employers and regulators; and demand for the combined company’s products. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to: economic, political and social conditions in the countries in which Axcelis and Veeco, their respective suppliers and customers and their respective suppliers operate; disruption to Axcelis’ and Veeco’s respective manufacturing facilities or other operations, or the operations of Axcelis’ and Veeco’s respective suppliers and customers, due to natural catastrophic events, health epidemics or terrorism; ongoing changes in the technology industry, and the semiconductor industry in particular, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; Axcelis’, Veeco’s and the combined company’s ability to timely develop new technologies and products that successfully anticipate or address changes in the semiconductor industry; Axcelis’, Veeco’s and the combined company’s ability to maintain their respective technology advantages and protect their respective proprietary rights; Axcelis’, Veeco’s and the combined company’s ability to compete with new products introduced by their respective competitors; Axcelis’, Veeco’s and the combined company’s ability or the ability of their respective customers to obtain U.S. export control licenses for the sale of certain products or provision of certain services to customers in China.

For other factors that may cause actual results to differ materially from those projected and anticipated in forward-looking statements in this communication, please refer to Axcelis’ most recent Annual Report on Form 10-K and Veeco's most recent Annual Report on Form 10-K, and other subsequent filings with the SEC made by Axcelis and/or Veeco. Unless required by law, we assume no obligation to, and do not currently intend to, update these forward-looking statements.

Participants in the Solicitation

Axcelis, Veeco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Axcelis, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Axcelis’ proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 31, 2025. Information about the directors and executive officers of Veeco, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Veeco’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 20, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.